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Duravest Subsidiary Estracure Reports Substantial Forward Progress
Long-Term Results From the Estracure Human Trial Substantiate Safety Benefits; Additional Clinical and Basic Science Studies Corroborate the Estradiol Mechanism; Japanese Patent Accepted

CHICAGO, IL and MONTREAL--(MARKET WIRE)--Jun 28, 2006 -- Duravest, Inc. (Other OTC: DUVT.PK) (XETRA:DUV.DE), the global leader in developing next generation convergent medical technologies, has significant progress with its Estracure subsidiary in moving towards a next-generation drug-eluting stent based on 17 beta estradiol.

Phase II ESTRACURE Trial to be Presented at World Congress of Cardiology
The Estracure Phase II clinical trial evaluated the safety and efficacy of locally administered 17 beta estradiol in preventing restenosis and promoting healing in 299 patients following angioplasty/stenting. Estracure is pleased to report that one-year results from this study have demonstrated that patients undergoing either low-dose or high-dose estradiol bolus administration experienced zero incidence of long-term (6 months to one-year) in-stent thrombosis. These results have been accepted for presentation at the World Congress of Cardiology to be held September 2nd - September 6th in Barcelona, Spain.

There has recently been increasing concern about the relatively rare (yet life-threatening) incidence of in-stent thrombosis seen with current generation drug-eluting stents. These current generation drug-eluting stents -- whose active agents generally inhibit the repair process through a more cytotoxic mechanism -- inhibit re-endothelialization. This effectively leaves an "open wound" at the angioplasty site, which is prone to thrombosis.

Dr. Ogan Gurel, CEO of Duravest, Inc., noted, "Safety concerns are of increasing importance for coronary drug-eluting stents and for medical technology in general. Duravest is strongly focused on safety throughout its medical technology portfolio and we believe that the 17 beta estradiol-based stent has the potential to meet the safety and efficacy standards that the market and, most importantly, patients expect."

In addition, this fall, Estracure will initiate a second round of pig trials, have resolved the previously reported manufacturing setback that compromised the initial trials.

More comments on Estracure, stents, and background on the growing importance of safety can be found at the Duravest website www.duravestinc.com.

Scanning Electron Microscopy (SEM) Studies from the recent Estracure Pig-Trials
As part of the recent reported Estracure pig trials, a separate study, which specifically compared the 17 beta estradiol-based Estracure stent with two other current generation drug-eluting stents, showed improved endothelialization with the Estracure stent. A total of 16 stents (eight with the Estracure stent and four from two other drug-eluting stents currently approved) were implanted in pigs, which were then sacrificed at three-months post-implantation. The stent sites underwent high-resolution scanning electron microscopy and the sites implanted with current-generation stents showed significant surface gaps and areas of incomplete endothelialization while all the Estracure stents sites were fully endothelialized. This result provides further important in vivo evidence for the mechanism of action behind the potential improved safety profile of the Estracure stent.

Japanese Patent Accepted

Estracure is pleased to announce that on June 6, 2006, the Japan Patent Office accepted Estracure's international PCT patent application, "Local Delivery of 17 Beta Estradiol for Preventing Vascular Intimal Hyperplasia And For Improving Vascular Endothelium Function After Vascular Injury." This patent was granted to the Montreal Heart Institute whose intellectual property relating to the 17 beta estradiol stent is under exclusive license to Estracure. This new issuance complements Estracure's extensive portfolio of intellectual property worldwide in support of the 17 beta estradiol-based stent technology.

Basic Science Study Supporting the Estradiol Mechanism Accepted for Publication
Dr. Jean-Francois Tanguay, Associate Professor of Medicine at the Montreal Heart Institute, and his research team have had their paper, "Estradiol Blocks the Induction of CD40 and CD40L Expression on Endothelial Cells and Prevents Neutrophil Adhesion: an ERalpha-Mediated Pathway," accepted for publication by the peer-reviewed Journal of Thrombosis & Hemostasis. CD40 and CD40 ligand are important pro-inflammatory and pro-thrombotic molecules and this paper highlights the pivotal role that estradiol plays in inhibiting their function. These results provide further scientific evidence supporting the mechanism of action of 17 beta estradiol in inhibiting certain aspects of inflammation while stimulating endothelialization.

Dr. Ogan Gurel, CEO of Duravest, Inc., noted, "We are delighted with our relationship with the world-renowned Montreal Heart Institute and specifically with the research team led by Dr. Tanguay. Through our collaborative efforts we have been able to accelerate this research and bring to bear more insights into the development of the Estracure technology."

Interventional Cardiology Symposium Provides Evidence of Estracure Stent Value
The International Cardiology Symposium was recently held June 15 - 17 in Montreal. Some of the highlights of the Symposium included a special session on vulnerable plaque which emphasized the importance of this area both scientifically and clinically as well as a number of presentations on angiogenesis, stem cell therapy, percutaneous valve replacement and new intriguing modalities for coronary intervention.

To that effect, Dr. Jean-Francois Tanguay, Chief Scientific Officer of Estracure, Inc. and Co-Director of the Symposium, commented, "There were a number of presentations of special significance that emphasized the importance of long-term use of the anti-thrombotic clopidogrel (Plavix) with the current generation of drug-eluting stents. While clinical studies are pending, next-generation drug-eluting stents such as the Estracure stent may provide a safety profile that could potentially obviate the need for long-term anti-thrombotic therapy."

About Duravest, Inc.
Duravest, Inc. (Other OTC: DUVT.PK) (XETRA: DUV.DE) is the global leader in the field of convergent medical technologies. The Duravest strategy encompasses three themes: (1) rapid commercialization of next-generation medical technologies by providing its subsidiaries with financial, operational and scientific support, (2) prioritization of safety and (3) development of convergent medical technologies that span the traditional categories of biotechnology, pharmaceuticals, healthcare IT and medical devices.

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Safe Harbor Forward-Looking Statements
This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals or assumptions of future events are not statements of historical fact and may be considered forward-looking statements. They involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those presently anticipated.